UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Datadog, Inc.

(Name of Issuer)

CLASS A COMMON STOCK, $0.00001 PAR VALUE PER SHARE

(Title of Class of Securities)

23804L103

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 23804L103	Page 2 of 12 Pages

1.	NAMES OF REPORTING PERSONS Index Ventures VI (Jersey) L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 20,086,174 (1)(2)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 20,086,174 (1)(2)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,086,174 (1)(2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.8% (2)(3)(4)
12.	TYPE OF REPORTING PERSON PN

(1)	Represents 20,086,174 shares of Common Stock consisting of (i) one share of Class A Common Stock and (ii) 20,086,173 shares of Class B Common Stock held directly by Index Ventures VI (Jersey), L.P.
(2)

Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes. Each share of Class B Common Stock is convertible, at any time at the option of the holder, into one (1) share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one (1) share of Class A Common Stock upon the earlier of (i) any transfer, whether or not for value, except for certain “Permitted Transfers” as defined in the Issuer’s amended and restated certificate of incorporation, and (ii) the tenth anniversary of the Issuer’s initial public offering of its Class A Common Stock.

(3)

The percent of class was calculated based on (i) 208,048,784 shares of Class A Common Stock and (ii) 96,483,565 shares of Class B common stock outstanding as of November 2, 2020, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, as filed with the Securities and Exchange Commission on November 12, 2020.

(4)

Based on the aggregate number of shares of Class A Common Stock beneficially owned by the reporting person and the aggregate number of shares of Class B Common Stock beneficially owned by the reporting person, which with respect to the Class B Common Stock, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person. In accordance with Rule 13d-3, the percentage reported does not reflect the ten for one voting power of the Class B Common Stock because the Class B Common Stock is not a registered class of voting equity securities under the Securities Exchange Act of 1934, as amended. The one share of Class A Common Stock and the 20,086,173 shares of Class B Common Stock beneficially owned by Index Ventures VI (Jersey), L.P. represents 17.1% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock.

SCHEDULE 13G

CUSIP No. 23804L103	Page 3 of 12 Pages

1.	NAMES OF REPORTING PERSONS Index Ventures VI Parallel Entrepreneur Fund (Jersey) L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 405,443 (1)(2)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 405,443 (1)(2)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 405,443 (1)(2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2% (2)(3)(4)
12.	TYPE OF REPORTING PERSON PN

(1)

Represents 405,443 shares of Common Stock consisting of (i) 0 shares of Class A Common Stock and (ii) 405,443 shares of Class B Common Stock held directly by Index Ventures VI Parallel Entrepreneur Fund (Jersey), L.P.

(2)

Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes. Each share of Class B Common Stock is convertible, at any time at the option of the holder, into one (1) share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one (1) share of Class A Common Stock upon the earlier of (i) any transfer, whether or not for value, except for certain “Permitted Transfers” as defined in the Issuer’s amended and restated certificate of incorporation, and (ii) the tenth anniversary of the Issuer’s initial public offering of its Class A Common Stock.

(3)

The percent of class was calculated based on (i) 208,048,784 shares of Class A Common Stock and (ii) 96,483,565 shares of Class B common stock outstanding as of November 2, 2020, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, as filed with the Securities and Exchange Commission on November 12, 2020.

(4)

Based on the aggregate number of shares of Class A Common Stock beneficially owned by the reporting person and the aggregate number of shares of Class B Common Stock beneficially owned by the reporting person, which with respect to the Class B Common Stock, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person. In accordance with Rule 13d-3, the percentage reported does not reflect the ten for one voting power of the Class B Common Stock because the Class B Common Stock is not a registered class of voting equity securities under the Securities Exchange Act of 1934, as amended. The 0 shares of Class A Common Stock and the 405,443 shares of Class B Common Stock beneficially owned by Index Ventures VI Parallel Entrepreneur Fund (Jersey), L.P. represents less than 1% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock.

SCHEDULE 13G

CUSIP No. 23804L103	Page 4 of 12 Pages

1.	NAMES OF REPORTING PERSONS Index Venture Associates VI Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 20,751,000 (1)(2)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 20,751,000 (1)(2)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,751,000 (1)(2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.1% (2)(3)(4)
12.	TYPE OF REPORTING PERSON CO

(1)

Represents 20,751,000 shares of Common Stock consisting of (i) one share of Class A Common Stock and 20,491,616 shares of Class B Common Stock held directly by Index Ventures VI (Jersey), L.P. and Index Ventures VI Parallel Entrepreneur Fund (Jersey), L.P and (ii) 0 shares of Class A Common Stock and 259,383 shares of Class B Common Stock held directly by Yucca (Jersey) SLP. Index Venture Associates VI Limited is the sole general partner of each of Index Ventures VI (Jersey) L.P. and Index Ventures VI Parallel Entrepreneur Fund (Jersey), L.P. and may be deemed to beneficially own the shares of stock held directly by each such entity. Yucca (Jersey) SLP administers the co-investment vehicle that is contractually required to mirror the Index VI funds’ investments. As a result, Index Venture Associates VI Limited may be deemed to have dispositive and voting power over 0 shares of Class A Common Stock and 259,383 shares of Class B Common Stock held directly by Yucca (Jersey) SLP.

(2)

Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes. Each share of Class B Common Stock is convertible, at any time at the option of the holder, into one (1) share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one (1) share of Class A Common Stock upon the earlier of (i) any transfer, whether or not for value, except for certain “Permitted Transfers” as defined in the Issuer’s amended and restated certificate of incorporation, and (ii) the tenth anniversary of the Issuer’s initial public offering of its Class A Common Stock.

(3)

The percent of class was calculated based on (i) 208,048,784 shares of Class A Common Stock and (ii) 96,483,565 shares of Class B common stock outstanding as of November 2, 2020, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, as filed with the Securities and Exchange Commission on November 12, 2020.

(4)

Based on the aggregate number of shares of Class A Common Stock beneficially owned by the reporting person and the aggregate number of shares of Class B Common Stock beneficially owned by the reporting person, which with respect to the Class B Common Stock, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person. In accordance with Rule 13d-3, the percentage reported does not reflect the ten for one voting power of the Class B Common Stock because the Class B Common Stock is not a registered class of voting equity securities under the Securities Exchange Act of 1934, as amended. The one share of Class A Common Stock and the 20,750,999 shares of Class B Common Stock beneficially owned by Index Venture Associates VI Limited represents 17.7% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock.

SCHEDULE 13G

CUSIP No. 23804L103	Page 5 of 12 Pages

1.	NAMES OF REPORTING PERSONS Index Ventures Growth III (Jersey) L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 6,759,877 (1)(2)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 6,759,877 (1)(2)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,759,877 (1)(2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.1% (2)(3)(4)
12.	TYPE OF REPORTING PERSON PN

(1)

Represents 6,759,877 shares of Common Stock consisting of (i) 0 shares of Class A Common Stock and (ii) 6,759,877 shares of Class B Common Stock held directly by Index Ventures Growth III (Jersey), L.P.

(2)

Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes. Each share of Class B Common Stock is convertible, at any time at the option of the holder, into one (1) share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one (1) share of Class A Common Stock upon the earlier of (i) any transfer, whether or not for value, except for certain “Permitted Transfers” as defined in the Issuer’s amended and restated certificate of incorporation, and (ii) the tenth anniversary of the Issuer’s initial public offering of its Class A Common Stock.

(3)

The percent of class was calculated based on (i) 208,048,784 shares of Class A Common Stock and (ii) 96,483,565 shares of Class B common stock outstanding as of November 2, 2020, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, as filed with the Securities and Exchange Commission on November 12, 2020.

(4)

Based on the aggregate number of shares of Class A Common Stock beneficially owned by the reporting person and the aggregate number of shares of Class B Common Stock beneficially owned by the reporting person, which with respect to the Class B Common Stock, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person. In accordance with Rule 13d-3, the percentage reported does not reflect the ten for one voting power of the Class B Common Stock because the Class B Common Stock is not a registered class of voting equity securities under the Securities Exchange Act of 1934, as amended. The 0 shares of Class A Common Stock and the 6,759,877 shares of Class B Common Stock beneficially owned by Index Ventures Growth III (Jersey), L.P. represents 5.8% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock.

SCHEDULE 13G

CUSIP No. 23804L103	Page 6 of 12 Pages

1.	NAMES OF REPORTING PERSONS Index Venture Growth Associates III Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 6,862,810 (1)(2)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 6,862,810 (1)(2)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,862,810 (1)(2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.2% (2)(3)(4)
12.	TYPE OF REPORTING PERSON CO

(1)

Represents 6,862,810 shares of Common Stock consisting of (i) 0 shares of Class A Common Stock and 6,759,877 shares of Class B Common Stock held directly by Index Ventures Growth III (Jersey), L.P. and (ii) 0 shares of Class A Common Stock and 102,933 shares of Class B Common Stock held directly by Yucca (Jersey) SLP. Index Venture Growth Associates III Limited is the sole general partner of Index Ventures Growth III (Jersey) L.P. and may be deemed to beneficially own the shares of stock held directly by Index Ventures Growth III (Jersey) L.P. Yucca (Jersey) SLP administers the co-investment vehicle that is contractually required to mirror the Index Ventures Growth III funds’ investments. As a result, Index Venture Growth Associates III Limited may be deemed to have dispositive and voting power over 0 shares of Class A Common Stock and 102,933 shares of Class B Common Stock held directly by Yucca (Jersey) SLP.

(2)

Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes. Each share of Class B Common Stock is convertible, at any time at the option of the holder, into one (1) share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one (1) share of Class A Common Stock upon the earlier of (i) any transfer, whether or not for value, except for certain “Permitted Transfers” as defined in the Issuer’s amended and restated certificate of incorporation, and (ii) the tenth anniversary of the Issuer’s initial public offering of its Class A Common Stock.

(3)

The percent of class was calculated based on (i) 208,048,784 shares of Class A Common Stock and (ii) 96,483,565 shares of Class B common stock outstanding as of November 2, 2020, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, as filed with the Securities and Exchange Commission on November 12, 2020.

(4)

Based on the aggregate number of shares of Class A Common Stock beneficially owned by the reporting person and the aggregate number of shares of Class B Common Stock beneficially owned by the reporting person, which with respect to the Class B Common Stock, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person. In accordance with Rule 13d-3, the percentage reported does not reflect the ten for one voting power of the Class B Common Stock because the Class B Common Stock is not a registered class of voting equity securities under the Securities Exchange Act of 1934, as amended. The 0 shares of Class A Common Stock and the 6,862,810 shares of Class B Common Stock beneficially owned by Index Venture Growth Associates III Limited represents 5.9% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock.

SCHEDULE 13G

CUSIP No. 23804L103	Page 7 of 12 Pages

1.	NAMES OF REPORTING PERSONS Yucca (Jersey) SLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 362,316 (1)(2)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 362,316 (1)(2)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 362,316 (1)(2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2% (2)(3)(4)
12.	TYPE OF REPORTING PERSON PN

(1)	Represents 362,316 shares of Common Stock consisting of (i) 0 shares of Class A Common Stock and (ii) 362,316 shares of Class B Common Stock held directly by Yucca (Jersey) SLP.
(2)

Each share of Class A Common Stock is entitled to one vote, and each share of Class B Common Stock is entitled to ten votes. Each share of Class B Common Stock is convertible, at any time at the option of the holder, into one (1) share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one (1) share of Class A Common Stock upon the earlier of (i) any transfer, whether or not for value, except for certain “Permitted Transfers” as defined in the Issuer’s amended and restated certificate of incorporation, and (ii) the tenth anniversary of the Issuer’s initial public offering of its Class A Common Stock.

(3)

The percent of class was calculated based on (i) 208,048,784 shares of Class A Common Stock and (ii) 96,483,565 shares of Class B common stock outstanding as of November 2, 2020, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, as filed with the Securities and Exchange Commission on November 12, 2020.

(4)

Based on the aggregate number of shares of Class A Common Stock beneficially owned by the reporting person and the aggregate number of shares of Class B Common Stock beneficially owned by the reporting person, which with respect to the Class B Common Stock, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person. In accordance with Rule 13d-3, the percentage reported does not reflect the ten for one voting power of the Class B Common Stock because the Class B Common Stock is not a registered class of voting equity securities under the Securities Exchange Act of 1934, as amended. The 0 shares of Class A Common Stock and the 362,316 shares of Class B Common Stock beneficially owned by Yucca (Jersey) SLP represents less than 1% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock.

SCHEDULE 13G

CUSIP No. 23804L103	Page 8 of 12 Pages

Item 1.		Issuer

	(a)	Name of Issuer:

Datadog, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

620 Eighth Avenue 45th Floor New York, NY 10018

Item 2.		Filing Person

	(a) – (c)	Name of Persons Filing; Address; Citizenship:

(i) Index Ventures VI (Jersey) L.P., a Jersey, Channel Islands partnership (“Index VI (Jersey)”).

(ii)  Index Ventures VI Parallel Entrepreneur Fund (Jersey) L.P., a Jersey, Channel Islands partnership (“Index VI Parallel” and, together with Index VI (Jersey), the “Index VI Funds”).

(iii)  Index Venture Associates VI Limited, a Jersey, Channel Islands corporation (“Index Associates VI”), the general partner of the Index VI Funds.

(iv) Index Ventures Growth III (Jersey) L.P., a Jersey, Channel Islands partnership (“Index Growth III (Jersey)”).

(v)   Index Venture Growth Associates III Limited, a Jersey, Channel Islands corporation (“Index Growth Associates III”), the general partner of Index Growth III (Jersey).

(vi) Yucca (Jersey) SLP, a Jersey, Channel Islands separate partnership (“Yucca”).

The address of the principal business office of each of the reporting persons is 44 Esplanade, St. Helier, Jersey, Channel Islands JE4 9WG.

	(d)	Title of Class of Securities:

Class A Common Stock, $0.00001 par value per share ( “Class A Common Stock”)

	(e)	CUSIP Number: 23804L103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act;

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

SCHEDULE 13G

CUSIP No. 23804L103	Page 9 of 12 Pages

Item 4.	Ownership.

	(a) and (b)	Amount beneficially owned:

(i) Index VI (Jersey) directly owns 20,086,174 shares of Common Stock consisting of (i) one share of Class A Common Stock and (ii) 20,086,173 shares of Class B Common Stock, which represents approximately 8.8% of the outstanding Class A Common Stock. Based on the aggregate number of shares of Class A Common Stock beneficially owned by the reporting person and the aggregate number of shares of Class B Common Stock beneficially owned by the reporting person, which with respect to the Class B Common Stock, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person. In accordance with Rule 13d-3, the percentage reported does not reflect the ten for one voting power of the Class B Common Stock because the Class B Common Stock is not a registered class of voting equity securities under the Securities Exchange Act of 1934, as amended. The one share of Class A Common Stock and the 20,086,173 shares of Class B Common Stock beneficially owned by Index Ventures VI (Jersey) represent 17.1% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock.

(ii)  Index VI Parallel directly owns 405,443 shares of Common Stock consisting of (i) 0 shares of Class A Common Stock and (ii) 405,443 shares of Class B Common Stock, which represents approximately 0.2% of the outstanding Class A Common Stock. Based on the aggregate number of shares of Class A Common Stock beneficially owned by the reporting person and the aggregate number of shares of Class B Common Stock beneficially owned by the reporting person, which with respect to the Class B Common Stock, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person. In accordance with Rule 13d-3, the percentage reported does not reflect the ten for one voting power of the Class B Common Stock because the Class B Common Stock is not a registered class of voting equity securities under the Securities Exchange Act of 1934, as amended. The 0 shares of Class A Common Stock and the 405,443 shares of Class B Common Stock beneficially owned by Index VI Parallel represent less than 1% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock.

(iii)  Index Associates VI may be deemed to beneficially own the 20,751,000 shares of Common Stock consisting of (i) one share of Class A Common Stock and (ii) 20,750,999 shares of Class B Common Stock, owned by the Index VI Funds and Yucca, which represents approximately 9.1% of the outstanding Class A Common Stock. Based on the aggregate number of shares of Class A Common Stock beneficially owned by the reporting person and the aggregate number of shares of Class B Common Stock beneficially owned by the reporting person, which with respect to the Class B Common Stock, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person. In accordance with Rule 13d-3, the percentage reported does not reflect the ten for one voting power of the Class B Common Stock because the Class B Common Stock is not a registered class of voting equity securities under the Securities Exchange Act of 1934, as amended. The one share of Class A Common Stock and the 20,750,999 shares of Class B Common Stock beneficially owned by the Index VI Funds and Yucca represent 17.7% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock.

(iv) Index Growth III (Jersey) directly owns 6,759,877 shares of Common Stock consisting of (i) 0 shares of Class A Common Stock and (ii) 6,759,877 shares of Class B Common Stock, which represents approximately 3.1% of the outstanding Class A Common Stock. Based on the aggregate number of shares of Class A Common Stock beneficially owned by the reporting person and the aggregate number of shares of Class B Common Stock beneficially owned by the reporting person, which with respect to the Class B Common Stock, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person. In accordance with Rule 13d-3, the percentage reported does not reflect the ten for one voting power of the Class B Common Stock because the Class B Common Stock is not a registered class of voting equity securities under the Securities Exchange Act of 1934, as amended. The 0 shares of Class A Common Stock and the

SCHEDULE 13G

CUSIP No. 23804L103	Page 10 of 12 Pages

6,759,877 shares of Class B Common Stock beneficially owned by Index Growth III (Jersey) represent 5.8% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock.

(v)   Index Growth Associates III may be deemed to beneficially own the 6,862,810 shares of Common Stock consisting of (i) 0 shares of Class A Common Stock and (ii) 6,862,810 shares of Class B Common Stock, owned by Index Growth III (Jersey) and Yucca, which represents approximately 3.2% of the outstanding Class A Common Stock. Based on the aggregate number of shares of Class A Common Stock beneficially owned by the reporting person and the aggregate number of shares of Class B Common Stock beneficially owned by the reporting person, which with respect to the Class B Common Stock, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person. In accordance with Rule 13d-3, the percentage reported does not reflect the ten for one voting power of the Class B Common Stock because the Class B Common Stock is not a registered class of voting equity securities under the Securities Exchange Act of 1934, as amended. The 0 shares of Class A Common Stock and the 6,862,810 shares of Class B Common Stock beneficially owned by Index Growth III (Jersey) and Yucca represent 5.9% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock.

(vi) Yucca directly owns 362,316 shares of Common Stock consisting of (i) 0 shares of Class A Common Stock and (ii) 362,316 shares of Class B Common Stock, which represents approximately 0.2% of the outstanding Class A Common Stock. Based on the aggregate number of shares of Class A Common Stock beneficially owned by the reporting person and the aggregate number of shares of Class B Common Stock beneficially owned by the reporting person, which with respect to the Class B Common Stock, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A Common Stock only for purposes of computing the percentage ownership of the reporting person. In accordance with Rule 13d-3, the percentage reported does not reflect the ten for one voting power of the Class B Common Stock because the Class B Common Stock is not a registered class of voting equity securities under the Securities Exchange Act of 1934, as amended. The 0 shares of Class A Common Stock and the 362,316 shares of Class B Common Stock held by Yucca represent less than 1% of the aggregate combined voting power of the Class A Common Stock and Class B Common Stock. Yucca administers the co-investment vehicle that is contractually required to mirror the Index VI Funds’ and Index Growth III (Jersey)’s investments. As a result, Index Associates VI and Index Growth Associates III may be deemed to have dispositive and voting power over 0 shares of Class A Common Stock and 259,383 shares of Class B Common Stock, and 0 shares of Class A Common Stock and 102,933 shares of Class B Common Stock, respectively, held directly by Yucca.

The percent of class and voting power were calculated based on (i) 208,048,784 shares of Class A Common Stock and (ii) 96,483,565 shares of Class B common stock outstanding as of November 2, 2020, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, as filed with the Securities and Exchange Commission on November 12, 2020.

(c)	Number of shares as to which such person has:

	Number of Class A Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)

Index VI (Jersey)	20,086,174	0	20,086,174	0
Index VI Parallel	405,443	0	405,443	0
Index Associates VI	20,751,000	0	20,751,000	0
Index Growth III (Jersey)	6,759,877	0	6,759,877	0
Index Growth Associates III	6,862,810	0	6,862,810	0
Yucca	362,316	0	362,316	0

(i)	Sole power to vote or direct the vote
(ii)	Shared power to vote or to direct the vote
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of

SCHEDULE 13G

CUSIP No. 23804L103	Page 11 of 12 Pages

The percent of class was calculated based on 208,048,784 shares of Class A Common Stock outstanding as of November 2, 2020, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, as filed with the Securities and Exchange Commission on November 12, 2020.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SCHEDULE 13G

CUSIP No. 23804L103	Page 12 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2021

INDEX VENTURES VI (JERSEY) L.P.

By:	/s/ Nigel Greenwood
	Name:	Nigel Greenwood
	Title:	Director

INDEX VENTURES VI PARALLEL ENTREPRENEUR FUND (JERSEY) L.P.

By:	/s/ Nigel Greenwood
	Name:	Nigel Greenwood
	Title:	Director

INDEX VENTURE ASSOCIATES VI LIMITED

By:	/s/ Nigel Greenwood
	Name:	Nigel Greenwood
	Title:	Director

INDEX VENTURES GROWTH III (JERSEY) L.P.

By:	/s/ Nigel Greenwood
	Name:	Nigel Greenwood
	Title:	Director

INDEX VENTURE GROWTH ASSOCIATES III LIMITED

By:	/s/ Nigel Greenwood
	Name:	Nigel Greenwood
	Title:	Director

YUCCA (JERSEY) SLP

By:	Intertrust Employee Benefit Services Limited as authorized signatory of Yucca (Jersey) SLP in its capacity as an Administrator of the Index Co-Investment Scheme

By:	/s/ Sarah Earles
	Name:	Sarah Earles
	Title:	Authorized Signatory

By:	/s/ Genesis Perez
	Name:	Genesis Perez
	Title:	Authorized Signatory